# Level Therapy General Corporation
**A Delaware Corporation**

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2016

# Level Therapy General Corporation

## TABLE OF CONTENTS



To the Stockholders of
Level Therapy General Corporation
San Francisco, California

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Level Therapy General Corporation (the "Company"), which comprise the balance sheet as of December 31, 2016 and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the period from September 15, 2016 (inception) to December 31, 2016, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*Artesian CPA, LLC*

**Artesian CPA, LLC**
Denver, Colorado
April 24, 2017

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330  f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

# LEVEL THERAPY GENERAL CORPORATION
**BALANCE SHEET (UNAUDITED)**
**As of December 31, 2016**

## ASSETS
Current Assets:

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 542 |
| Accounts receivable | | - |
| Due from related parties | | 90,101 |
| Total Current Assets | | 90,643 |

Non-Current Assets:

| | |
|---|---:|
| Property and equipment, net | 1,641 |
| Total Non-Current Assets | 1,641 |

| | | |
|---|---|---:|
| TOTAL ASSETS | $ | 92,284 |

## LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current Liabilities:

| | | |
|---|---|---:|
| Accounts payable | $ | 12,000 |
| Deferred revenues | | 3,625 |
| Accrued interest payable | | 171 |
| Convertible notes payable, current portion | | 44,189 |
| Total Current Liabilities | | 59,985 |

Long-Term Liabilities:

| | |
|---|---:|
| Convertible notes payable, net of current portion | 125,000 |
| Total Long-Term Liabilities | 125,000 |

| | |
|---|---:|
| Total Liabilities | 184,985 |

Stockholders' Equity (Deficit):

| | |
|---|---:|
| Common Stock, $0.01 par, 1,000 shares authorized, 17,000,000 shares issued and outstanding, 0 shares vested, each as of December 31, 2016. | 17 |
| Additional paid-in capital | - |
| Accumulated deficit | (92,718) |
| Total Stockholders' Equity (Deficit) | (92,701) |

| | | |
|---|---|---:|
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT) | $ | 92,284 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**LEVEL THERAPY GENERAL CORPORATION**
**STATEMENT OF OPERATIONS (UNAUDITED)**
**For the period from September 15, 2016 (inception) to December 31, 2016**

| | | |
|---|---|---|
| Net revenues | $ | 5,247 |
| Costs of net revenues | | (15,855) |
| Gross profit/(loss) | | (10,608) |
| | | |
| Operating Expenses: | | |
| General and administrative | | 80,464 |
| Sales and marketing | | 1,475 |
| Total Operating Expenses | | 81,939 |
| | | |
| Loss from operations | | (92,547) |
| | | |
| Other Expense: | | |
| Interest Expense | | (171) |
| Total Other Expenses | | (171) |
| | | |
| Provision for income taxes | | - |
| | | |
| Net Loss | $ | (92,718) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**LEVEL THERAPY GENERAL CORPORATION**
**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)**
**For the period from September 15, 2016 (inception) to December 31, 2016**

| | Common Stock | | Additional Paid-In Capital | Accumulated Deficit | Stockholders' Equity (Deficit) |
| | Number of Shares | Amount | | | |
| --- | --- | --- | --- | --- | --- |
| Balance at September 15, 2016 (inception) | - | $ - | $ - | $ - | $ - |
| Issuance of common stock to founders | 17,000,000 | 17 | - | - | 17 |
| Net loss | - | - | - | (92,718) | (92,718) |
| Balance at December 31, 2016 | 17,000,000 | $ 17 | $ - | $ (92,718) | $ (92,701) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

# LEVEL THERAPY GENERAL CORPORATION
## STATEMENT OF CASH FLOWS (UNAUDITED)
### For the period from September 15, 2016 (inception) to December 31, 2016

| | | |
|---|---:|---:|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ | (92,718) |
| Adjustments to reconcile net loss to net cash used | | |
| in operating activities: | | |
| Depreciation expense | | 149 |
| Convertible note payable issued for services | | 25,000 |
| Changes in operating assets and liabilities | | |
| Increase in deferred revenue | | 3,625 |
| Increase in accrued interest payable | | 171 |
| Increase in accounts payable | | 12,000 |
| Net Cash Used In Operating Activities | | (51,773) |
| | | |
| **Cash Flows From Investing Activities** | | |
| Advances to related parties | | (90,101) |
| Purchases of equipment | | (1,790) |
| Net Cash Used In Investing Activities | | (91,891) |
| | | |
| **Cash Flows From Financing Activities** | | |
| Issuance of convertible notes | | 144,189 |
| Issuance of common stock to founders | | 17 |
| Net Cash Provided By Financing Activities | | 144,206 |
| | | |
| Net Change In Cash | | 542 |
| | | |
| Cash at Beginning of Period | | - |
| Cash at End of Period | $ | 542 |
| | | |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ | - |
| Cash paid for income taxes | $ | - |
| | | |
| **Supplemental Disclosure of Non-Cash Financing** | | |
| Convertible note payable issued for services | $ | 25,000 |

See Independent Accountant's Review Report and accompanying notes, which are an integral part
of these financial statements.

## NOTE 1:  NATURE OF OPERATIONS

Level Therapy General Corporation (the "Company"), is a corporation organized September 15, 2016 under the laws of Delaware.  The Company is a mobile platform that provides treatment tools and video access to licensed therapists.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents.  The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.  As of December 31, 2016, the Company's cash balances did not exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no receivables as of December 31, 2016.

Property and Equipment

Property and equipment are recorded at cost when purchased.  Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.  The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long- lived asset might not be recoverable. Depreciation charges on property and equipment totaled $149 for the period ended December 31, 2016.  The Company's property and equipment as of December 31, 2016 consisted of equipment with costs of $1,790 and accumulated depreciation of $149.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company had net operating loss carryforwards of $89,205 as of December 31, 2016. The Company pays Federal and California income taxes at rates of approximately 34% and 8.8%, respectively, and has used an effective blended rate of 39.8% to derive net tax assets of $35,522 as of December 31, 2016, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2036, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. 2016 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

## NOTE 3:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained a net loss of $92,718 during the period ended December 31, 2016, and has limited available liquidity as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.  Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.  No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 4:  CONVERTIBLE NOTES PAYABLE

KISS Note

In September 2016, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $125,000. $25,000 of the proceeds was withheld by the investor for application to fees charged by the investor for services rendered to the Company.  The instrument matures in 18 months and bears no interest.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instrument's face value along with accrued and unpaid interest will automatically convert into the number of shares equal to 5% of the Company's fully diluted capitalization after conversion.

If and upon a corporate transaction, the KISS becomes convertible at the noteholder's option into the number of shares equal to 5% of the Company's fully diluted capitalization after conversion, or is payable to the noteholder in the amount of two times the principal amount, at the noteholder's election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS into the number of shares equal to 5% of the Company's fully diluted capitalization after conversion.

As of December 31, 2016, the KISS had not been converted and remained outstanding in the full principal amount. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features based on the trivial value of the Company's stock at the issuance date of the KISS.

Convertible Notes

In November 2016, the Company entered into convertible note agreements with three investors for total proceeds of $44,189.  The notes mature in November 2017 and bear interest at 3% per annum.

The convertible promissory notes are automatically convertible into the Company's equity upon the next qualified equity financing of its preferred stock of at least $1,000,000 (as further defined in the agreement) or an equity financing otherwise meeting the terms outlined in the note agreements, at a price per share equal to the lesser of 80% of the price per share paid by the investors or the price per share implied by a $1,500,000 valuation on the fully diluted capitalization of the Company.

If conversion has not occurred prior to maturity, or if a corporate transaction occurs prior to repayment or conversion of the notes, the then outstanding principal balance and accrued interest may be converted at the price per share implied by a $1,500,000 valuation on the fully diluted capitalization of the Company.

As of December 31, 2016, the convertible notes had not been converted and remained outstanding in the full principal amount, together with accrued interest of $171. The Company analyzed the note for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features based on the trivial value of the Company's stock at the issuance date of the convertible notes payable.

**LEVEL THERAPY GENERAL CORPORATION**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2016 and for the period then ended**

## NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company has authorized 1,000 shares of $0.01 par value common stock. As of December 31, 2016, 17,000,000 shares of common stock were issued and outstanding, exceeding the authorized capital stock of the Company and raising substantial question as to the legal validity of the stock issuances. To rectify, the Company amended and restated its articles of incorporation in March of 2017 to authorize 20,000,000 shares of common stock, amended and restated its articles of incorporation in April of 2017 to revise the par value to $0.000001 per share, and amended the stock purchase agreements in April 2017 to confirm the changes.

In December of 2016, the Company issued its two founders 8,500,000 shares of common stock each (total of 17,000,000 shares) at $0.000001 per share, in exchange for a total of $17 of cash and conveyance of intellectual property. As these issuances were at pricing below the Company's par value, there is substantial question as to the legal validity of the stock issuances. The Company took the aforementioned steps to rectify in 2017. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 50% in September 2017, then monthly thereafter at 2.78% of the total shares for the 18 months following the first vesting date. As of December 31, 2016, no shares had vested.

## NOTE 6: RELATED PARTY TRANSACTIONS

The Company provides services to a company which is solely owned by the Company's Chief Medical Officer. The Company has not charged this related company for such service fees during the period ended December 31, 2016.

The Company's officers and a related company have drawn loans out of Company funds during the period ended December 31, 2016, resulting in receivables to the Company from its officers and the related company totaling $90,101 as of December 31, 2016. These loans bear no interest and are considered payable on demand. No formal agreement has been established to authorize or provide formal terms to these loans.

## NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

## NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## NOTE 9:  SUBSEQUENT EVENTS

Articles of Incorporation

The Company amended its articles of incorporation in March 2017 to increase its authorized stock to 20,000,000 shares of $0.01 par value common stock.

The Company amended its articles of incorporation in April 2017 to change its common stock par value from $0.01 per share to $0.000001 per share.

Convertible Notes Payable

In 2017, the Company issued an additional convertible note payable for $50,000, under generally the same terms as the 2016 issuances discussed in Note 4, except with a pre-money valuation conversion price of $5,000,000.

Management's Evaluation

Management has evaluated subsequent events through April 24, 2017, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.